EXHIBIT 99.2


                                  PERDIGAO S.A.

                       NOTICE TO SHAREHOLDERS - 06/18/2004


The Board of Directors, in a meeting held on June 18, 2004, approved the distribution of interest on its own capital to shareholders.

The payment will begin on August 31, 2004, in the rate of R$ 1.12337 gross per share, with 15% withholding tax.

This payment will be included to compulsory dividends, according to current law.

For further information, please contact:

Investor Relations Department
Av. Escola Politecnica, 760 - 2nd Floor
05350-901 - Sao Paulo - SP - Brazil
Telephones: (5511) 3718-5301/5306/5465
Fax: (5511) 3718-5297
E-mail: acoes@perdigao.com.br


Sao Paulo (SP), June 18, 2004


Wang Wei Chang
Chief Financial Officer